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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H. Beck, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2440 Research Blvd, Suite 500
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott C. Thorson, COO/EVP — (301) 468-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state, last, first, middle name*)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Scott C. Thorson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H. Beck, Inc., (the "Company")** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott C. Thorson

COO/EVP

Title

Notary Public

EDUARDO PILARZ
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires April 4, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. BECK, INC.

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm Theron)

December 31, 2018

Filed as public information pursuant to Rule 17a-5(d)

H. BECK, INC.

Table of Contents

Filed as public information pursuant to Rule 17a-5(d)

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To Members of Kestra Financial Holdings GP LLC and Board of Managers

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H Beck, Inc. (the Company) as of December 31, 2018 and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2018.

March 28, 2019

H. BECK, INC.

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	13,512,092
Deposits with clearing organizations		110,010
Commissions receivable		3,972,916
Accounts receivable from noncustomers, net of allowance for doubtful accounts of $12,815 at December 31, 2018		3,831,562
Property and equipment, net		3,259,616
Other assets		825,469
Total assets	$	25,511,665

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,671,230
Accounts payable and accrued expenses		5,555,735
Due to affiliates		638,961
Total liabilities		9,865,926
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding, 810 shares		8
Additional paid-in capital		19,521,068
Retained deficit		(3,875,337)
Total stockholder's equity		15,645,739
Total liabilities and stockholder's equity	$	25,511,665

See accompanying notes to the Statement of Financial Condition.

(1) Basis of Presentation and Nature of Business

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statement includes the accounts of H. Beck, Inc. (the Company), a wholly owned subsidiary of Kestra Financial, Inc. (Kestra), which is owned by funds affiliated with and controlled by Stone Point Capital LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Futures Association (NFA), and a member of the Financial Industry Regulatory Authority (FINRA). Through registered representatives, the Company introduces its customers to a broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers. Additionally, the Company is a registered investment adviser with the SEC.

The Company operates under the provisions of paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(1) limit business to the distribution of mutual funds and/or variable life insurance or annuities and require the Company to promptly transmit all customers' funds and securities received in connection with its activities. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptions, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with original maturities of three months or less to be cash and cash equivalents.

(b) Fair Value Measurements

Fair value accounting established a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;

Significant Accounting Policies (continued)

Level 2 – Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

Level 3 – Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, receivables and payables, securities owned and securities sold, not yet purchased approximate fair value because they are short term in nature. Such amounts are reflected as Level 1 and Level 2 within the fair value hierarchy.

(c) Accounts Receivable from Noncustomers

Accounts receivable from noncustomers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than 90 days. Accounts receivable are written off when deemed uncollectible.

The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company in retaining the business of existing advisors. Principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In some cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the production of the financial advisor. The Company generally has discretion to classify amounts waived, cancelled or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed income to the advisors. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis but are not set below the Applicable Federal Rate at the time of issuance. The receivable for the loans is reported in *Accounts receivable from non-customers* on the Statement of Financial Condition.

(d) Income Taxes

The Company is included in a consolidated US federal income tax return, as well as other state and local tax returns that are filed by Kestra, or its top tier holding company. The Company has entered into a tax sharing arrangement (the "Tax Sharing Agreement") in which Kestra agrees to reimburse the Company for any taxes incurred for the uncertain tax positions. The Company records an indemnification receivable reflecting the terms of the Tax Sharing Agreement. For purposes of the financial statement, the indemnification asset and the liability for uncertain tax positions are presented on a net basis in the Statement of Financial Condition. There were no amounts recorded for indemnification as of and for year ended December 31, 2018.

Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740 *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. As of and for the year ended December 31, 2018, there were no uncertain tax positions.

Taxes receivable and payable are settled with Kestra on a regular basis throughout the year.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. As of December 31, 2018, the Company has recorded a valuation allowance of $60,992.

The Company presents taxes receivable from and taxes payable to Kestra in *other assets* and *accounts payable and accrued expenses,* respectively, on the accompanying Statement of Financial Condition.

(e) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(f) Property, Equipment, and Depreciation

Property and equipment include furniture, equipment, computers, purchased software, internally developed software, and leasehold improvements that are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the terms of the leases.

(3) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842)*, which established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months.

The Company expects to adopt the provisions of this guidance using a modified retrospective transition method as of January 1, 2019 using the effective date as our date of initial application. The Company has evaluated all potential effects of the standard on its Statement of Financial Condition and related disclosures and have determined that this guidance will have an impact on our financial statement,

Recently Issued Accounting Pronouncements (continued)

including significant new disclosures about our leasing activities. The most significant impact relates to our real estate operating leases and the related recognition of right-of-use assets and lease liabilities in both assets and liabilities in our balance sheet. See Note 10 to this financial statement for details on our current lease arrangements, the amounts of which represent future undiscounted commitments.

(4) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100,000.

(5) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits.

(c) Legal/Regulatory Risk

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, or reduced demand for the Company's products or services. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(6) Related-Party Transactions

The Company has entered a Service Agreement with Kestra under which the Company and Kestra agree to provide each other with the services of certain of their personnel and other internal services to support the business activities of the Company. Costs are allocated in a fair and reasonable manner or determined

Related-Party Transactions (continued)

based on invoiced amounts and reimbursed on a regular basis. The total *due to affiliates* balance as of December 31, 2018 was $638,961. Included into this balance is the payable to affiliates balance as of December 31, 2018 related to taxes as discussed in Note 8 below.

(7) Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2018:

Leasehold Improvements	$ 2,854,355
Software	832,729
Computer Equipment	422,901
Total	4,109,985
Less Accumulated Depreciation	(850,369)
	$ 3,259,616

(8) Income Taxes

The tax effects of temporary differences that gave rise to the Company's net deferred tax liability at December 31, 2018 are as follows:

Deferred Tax Assets:	
Deferred Rent	$ 578,521
Net Operating Loss	169,758
Bonus Accrual	156,164
Other	3,450
Gross Deferred Tax Assets	$ 907,893
Valuation Allowance	(60,992)
Deferred Tax Assets, Net of Allowance	$ 846,901
Deferred Tax Liabilities:	
Accounts Receivable	$ (658,715)
Fixed Assets	(118,316)
Other Current Assets	(61,883)
Other	(7,987)
Gross Deferred Tax Liabilities	$ (846,901)
Net Deferred Tax Liability	$ —

Income Taxes (continued)

The gross net operating loss carryforwards, which were generated in various states, amount to $3.5 million at December 31, 2018 and will expire between 2019 and 2035.

In assessing deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, except for $60,992 for which have a valuation allowance.

As of December 31, 2018, management determined that a valuation allowance of $60,992 was needed related to the benefits of state operating loss carryforwards. No valuation allowance has been recorded for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

At December 31, 2018, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company records current and deferred taxes as a payable to (receivable from) affiliate. As of December 31, 2018, the Company had a payable of $448,711 and such amount is included in *Due to Affiliate* in the accompanying Statement of Financial Condition.

(9) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1.

On April 26, 2018, Kestra authorized, and the Company received, contributed capital of $3.5 million.

At December 31, 2018, the Company had net capital of $7,303,927, which was $6,646,198 in excess of required net capital of $657,729. The Company's ratio of aggregate indebtedness to net capital ratio was 1.35 to 1.00 at December 31, 2018. As a member of the NFA, the Company is subject to a minimum net capital requirement of $657,729 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17.

(10) Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rental payments for office space and equipment as of December 31, 2018 are approximately as listed as follows:

2019	$ 144,030
2020	714,396
2021	731,395
2022	745,087
2023	745,041
Thereafter	4,575,498
	$ 7,655,447

(11) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition.

(12) Subsequent Events

The Company has evaluated subsequent events from the Statement of Financial Condition date through March 28, 2019, the date at which the Statement of Financial Condition was issued.

On February 22, 2019, an affiliate of Warburg Pincus LLC signed an agreement to acquire a majority interest in the indirect parent company of Kestra Investment Services, LLC; however the Company does not believe the signing of this agreement impacts its financial statement.